Exhibit 99.1

Sapiens Acquires Tia Technology

to Expand its Nordic Market Presence

Tia’s market presence expected to help Sapiens improve its position also in South Africa and the Baltics markets

November 9, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that it has entered into a definitive agreement to acquire Tia Technology, a leading vendor of digital software solutions, from the global investment organization EQT Mid Market. The transaction is subject to customary closing conditions and is expected to be completed by end of this month.

Headquartered in Denmark, Tia Technology has over 20 years of experience and nearly 70 customers globally, primarily in Denmark, Norway, Sweden, Finland, South Africa and the Baltics. The company offers comprehensive software solutions primarily for Property & Casualty insurers as well as Life and Pension, Health, and several innovative extension modules. Additionally, Tia offers a full scope of expert implementation, application management and hosting services, enabling insurers to execute their digital and business strategies.

Sapiens will continue to develop and support Tia’s products and serve its customers, who can now benefit from Sapiens’ variety of offerings. In addition, Sapiens will leverage the insurance domain knowledge of Tia’s 200 employees to further expand Sapiens P&C and L&P offerings in their respective regions in which it operates.

Sapiens’ strategic market presence in the Nordics started nearly 5 years ago with the winning of its first customers in the region and has further expanded in recent years. In line with Sapiens’ strategy, the increased local presence through Tia’s acquisition demonstrates Sapiens’ commitment to this region and is a key factor for continued focus on this market. Tia’s management and team will allow Sapiens to better service this market and further grow in the region.

“This further investment by Sapiens is great news particularly for the Nordic insurance industry, but also further afield as two successful, international vendors join forces”, said Craig Beattie, Senior Analyst with Celent’s insurance practice. “The broad offerings along with complementary digital capabilities on both sides present an exciting opportunity for the combined customer base and employees.”

“I’m pleased to welcome the Tia team and customers as we strive to create additional value for the insurance market. The Nordics are a significant growth driver for Sapiens.” said Roni Al-Dor, Sapiens' President and CEO. “We remain committed to exploring new opportunities for growth, organic as well as through mergers and acquisitions. This acquisition is in line with our strategy to expand our European market footprint, following recent acquisitions in Iberia and the DACH regions.”

“I want to thank Anders S. Rosenbeck and his management team for their tireless dedication and passionate work over the past few years, taking Tia to the strong position it is in today. EQT is happy to have found a such a great new home for Tia with Sapiens, who will be an excellent partner in supporting the company’s next stage of growth”, said Victor Englesson, Partner at EQT.

www.sapiens.com

“Together, Tia and Sapiens will create exciting new opportunities for employees, customers and prospects,” said Anders S. Rosenbeck, CEO of Tia Technology. “Energized for the future, we eagerly look forward to seamlessly integrating with Sapiens to serve the market.”

Tia’s 2019 full-year revenue was $30 million with 14% non-GAAP normalized operational profit margin. The total consideration is $78 million in cash on a fully diluted basis. At closing, Sapiens will hold no less than 95% of the company’s shares and will have the right to acquire the remaining minority shares. The transaction is expected to be accretive to Sapiens from closing.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements.

For more information: www.sapiens.com.

About EQT
EQT is a purpose-driven global investment organization with more than EUR 75 billion in raised capital and currently more than EUR 46 billion in assets under management across 16 active funds. EQT funds have portfolio companies in Europe, Asia-Pacific and North America with total sales of more than EUR 27 billion and approximately 159,000 employees. EQT works with portfolio companies to achieve sustainable growth, operational excellence and market leadership. For more information: www.eqtgroup.com

About TIA

Tia Technology provides an open and flexible software platform to insurers all over the world. With over 20 years of experience and nearly 70 customers globally, Tia has deep insight into insurance business processes. Offering the full scope of expert implementation, application management and hosting services, we deploy our expertise to help insurers execute their digital and business strategies and stay competitive. Visit: http://www.tiatechnology.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com

www.sapiens.com

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